# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ernexa Therapeutics Inc., CIK 0000748592
CUSIP: 114082209
Title of class of securities: Common Stock, par value $0.005 per share
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 06/09/2025
Amends the filing with accession number 0001140361-21-017257
Filed by CIK 0001448698
Persons authorized to receive notices and communications: Charles Cherington, c/o Ara Partners, LLC, 200 Berkeley Street, 26th Floor, Boston, Massachusetts (MA), 02116, (617) 838-3053

## Reporting persons
- Charles Cherington (CIK 0001448698): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 41,690,775; shared voting power 0; sole dispositive power 41,690,775; shared dispositive power 0; aggregate amount beneficially owned 41,690,775 (37.9% of the class)
  Comment: Rows 7, 9 and 11 consist of (i) 41,659,743 shares of common stock, par value $0.005 per share (the "Common Stock"), of Ernexa Therapeutics Inc. (the "Issuer") and (ii) 31,032 shares of Common Stock issuable upon conversion of 71,306 shares of Series A convertible preferred stock (the "Series A Preferred Stock") of the Issuer (assuming a conversion rate of 2.2978).
  
  Row 13 is calculated based on an aggregate 110,128,860 of shares of Common Stock of the Issuer outstanding, which is calculated by adding (i) 62,363,763 shares of Common Stock of the Issuer outstanding as of May 7, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 filed with the SEC on May 7, 2025, (ii) 47,717,087 shares of Common Stock of the Issuer issued in connection with the Second Closing (as defined below) as reported on the Issuer's Current Report on Form 8-K filed with the SEC on June 9, 2025, (iii) 16,978 shares of Common Stock of the Issuer issued to the Reporting Person on June 2, 2025 as payment of a semi-annual dividend on 71,306 shares of Series A Preferred Stock and (iv) 31,032 shares of Common Stock issuable upon conversion of 71,306 shares of Series A Preferred Stock within 60 days, which are deemed outstanding pursuant to Rule 13-3(d)(1)(i).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.005 per share
Name of issuer: Ernexa Therapeutics Inc.
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, Massachusetts (MA), 02141
Comment: Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 7 to Schedule 13D (this "Amendment No. 7") amends certain Items of the Schedule 13D originally filed with the SEC on May 13, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC on March 16, 2022 ("Amendment No. 1"), Amendment No. 2 thereto filed with the SEC on December 14, 2022 ("Amendment No. 2"), Amendment No. 3 thereto filed with the SEC on September 7, 2023 ("Amendment No. 3"), Amendment No. 4 thereto filed with the SEC on December 20, 2023 ("Amendment No. 4"), Amendment No. 5 thereto filed with the SEC on March 5, 2025 ("Amendment No. 5"), Amendment No. 6 thereto filed with the SEC on April 4, 2025 ("Amendment No. 6," and the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No, 6 and this Amendment No. 7 are collectively referred to herein as the "Schedule 13D") by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information provided in Item 5 of this Amendment No. 7 is incorporated by reference to this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby amended by adding the following: The Reporting Person acquired 21,241,163 shares of the Issuer's common stock in the Second Closing (as defined below) and 16,978 shares of the Issuer's common stock as payment-in-kind of a semi-annual dividend on shares of the Issuer's Series A Preferred Stock held by the Reporting Person paid on June 2, 2025. The Reporting Person has no present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of June 9, 2025, the Reporting Person owns directly (i) 41,659,743 shares of Common Stock of the Issuer and (ii) 31,032 shares of Common Stock issuable upon conversion of 71,306 shares of Series A Preferred Stock of the Issuer (assuming a conversion rate of 2.2978). Rows 7, 9 and 11 set forth on the cover page to this Amendment No. 7 are hereby incorporated by reference in this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10, inclusive, set forth on the cover page to this Amendment No. 7 are hereby incorporated by reference in this Item 5(b).
Transactions in the class effected during the past sixty days:
On June 2, 2025, the Issuer paid a dividend to all holders of record of its Series A Preferred Stock on such date of $0.05 per share of Series A Preferred Stock. Pursuant to the terms of the Series A Preferred Stock, the Issuer elected to pay the dividend in an equivalent amount of common stock. As a result, the Reporting Person received 16,978 shares of the Issuer's Common Stock as payment of the dividend on 71,306 shares of the Issuer's Series A Preferred Stock.

Pursuant to the terms of a securities purchase agreement (the "Purchase Agreement") dated as of April 2, 2025 between the Issuer and certain accredited investors, including the Reporting Person, the Issuer agreed to issue and sell to such accredited investors in a private placement an aggregate of 69,311,654 shares of Common Stock (or pre-funded warrants to purchase shares of common stock in lieu thereof) at a purchase price of $0.1046 per share. For purposes of complying with Listing Rules 5635(b) and 5635(d) of the Nasdaq Stock Market LLC, the private placement took place in two separate closings. The first closing took place on April 2, 2025. The second closing under the Purchase Agreement (the "Second Closing") was subject to, in addition to customary conditions, stockholder approval for such issuance as required by the aforementioned Listing Rules of the Nasdaq Stock Market, LLC, which was obtained at the Issuer's 2025 Annual Meeting of Stockholders held on June 2, 2025. The Second Closing occurred on June 9, 2025 and in the Second Closing the Issuer sold (i) an aggregate amount of 47,717,087 shares of the Issuer's common stock and (ii) pre-funded warrants to purchase up to an aggregate amount of 9,332,000 shares of the Issuer's common stock. The Reporting Person acquired 21,241,163 shares of the Issuer's Common Stock in the Second Closing.

## Signatures
- Charles Cherington: /s/ Charles Cherington, Charles Cherington (06/11/2025)